                                              Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-156357

Commonwealth Income & Growth Fund VII, LP
Supplement Dated September 30, 2010
To Prospectus Dated November 13, 2009, as supplemented and amended

EXPLANATORY NOTE:  The Supplement below is part of, and should be read in conjunction with, the Prospectus dated November 13, 2009, as supplemented by Supplement No. 1 dated April 9, 2010, Supplement No. 2 dated June 2, 2010 and Supplement No. 3 dated September 10, 2010.

Supplement for Massachusetts Investors
Massachusetts Investors should replace page 42 of the prospectus in its entirety with the following:

Off-Balance Sheet Arrangements

The general partner and its affiliates do not, and CIGF7 will not engage in any off-balance sheet arrangements.

Organization of General Partner

We will do business with the general partner and its affiliates CCC, Commonwealth Capital Securities Corp., and Commonwealth of Delaware, Inc.  The general partner is owned by Commonwealth of Delaware, Inc., which is owned by CCC.  Persons investing in CIGF7 will not have an interest in these corporations solely as a result of their investment in CIGF7.

Referral of Leases to Others

From time to time our General Partner or its affiliates may present a lease opportunity to another lease funding source (companies from which we purchase leases) instead of purchasing it for us. The General Partner or its affiliates may request a referral fee from these lease funding sources for the referral of the lease.

To alleviate any potential conflicts of interest posed by this practice, the General Partner or its affiliates will be restricted to this practice only in instances where the lease in question does not match one of the potential criteria for our leases:

1)	Lease Term. The lease might be too long (or to short) in length to fit our needs.
2)
Equipment.  The General Partner decides that the equipment on the lease either (i) does not fit the needs of this fund, (ii) falls outside of the equipment guidelines stated in this Prospectus or (iii) is of a type that would cause us to be over-exposed to a particular sector at the time the lease opportunity presents itself, and would therefore adversely affect our diversification.

3)	Lessee Credit Worthiness. The General Partner determines that the financial state of the Lessee poses too much of a risk for us.
4)
Lease Structure. The financial implications of the lease are such that they do not match the Description of Leases as stated in this Prospectus, or the General Partner determines that the lease structure is not suitable for us.

PRIOR OFFERINGS BY AFFILIATES

Our general partner has previously sponsored six public equipment leasing programs, Commonwealth Income & Growth Fund I (Fund I), Commonwealth Income & Growth Fund II (Fund II), Commonwealth Income & Growth Fund III (Fund III), Commonwealth Income & Growth Fund IV (Fund IV), Commonwealth Income & Growth Fund V (Fund V) and Commonwealth Income & Growth Fund VI (Fund VI) whose securities were registered for sale under the Securities Act of 1933 and which are limited partnerships with investment objectives substantially similar to CIGF7.  Our general partner has also recently sponsored four private funds for accredited investors only, Commonwealth Income & Growth Private Fund I (Private Fund I), Commonwealth Income & Growth Private Fund II (Private Fund II), Commonwealth Income & Growth Private Fund III (Private Fund III) and Commonwealth Income & Growth Private Fund IV (Private Fund IV), each of which are limited liability companies and have similar investment objectives to ours and the prior public funds.

When we refer to “target distributions” for prior funds in the pages that follow, we mean a stream of distributions that would have provided an annual distribution rate of 10% of an investor’s initial contribution to a fund.  Cash distributions were made in the early years of each fund, during which time one percent of cash available for distribution had been distributed to the general partner, and the remaining 99% had been distributed to investors. Not all funds have achieved their targeted distribution rates. See “Risk Factors – Only two of our general partner’s prior public funds have gone full cycle…” on page 14, and the discussion on the following pages of this section.

Our overall goal is to provide a cumulative return of 10% over the life of this fund, including the liquidation phase, although actual distributions during the operational phase of the fund will be made at a lower rate.  The actual rate paid in any particular calendar quarter will vary and depends upon the fund’s performance and cash flow.  Distributions during the liquidation phase will be based on cash flow and the amount of equipment sale proceeds at the time of liquidation, and may or may not be sufficient to achieve the overall goal return.
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